ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated April 1, 2008

100% Principal Protection Notes
Linked to an Asian Currency Basket

Market Strategies to Complement Traditional Fixed Income Investments
UBS AG $• Notes Linked to an Asian Currency Basket due on or about April 30, 2010

Investment Description

These Principal Protection Notes linked to an Asian Currency Basket (the “Notes”) provide 100% principal protection at maturity and potential enhanced returns based on the depreciation of the U.S. dollar relative to a basket of currencies (the “Basket”). The Basket is composed of four currencies: the Indonesian rupiah (IDR), the Indian rupee (INR), the Malaysian ringgit (MYR) and the Philippine peso (PHP) (each a “Basket Currency” and collectively the “Basket Currencies”). Principal protection applies only if the Notes are held to at maturity.

Features
☐	Growth Potential — Possibility of enhanced returns linked to the depreciation of the U.S. dollar relative to the Basket.
☐	Principal Protection — 100% principal protection if the Notes are held to maturity.
☐	Currency Exposure — Exposure to the currencies of Indonesia, India, Malaysia and the Philippines.
☐	Participation Rate — 140% – 170% [to be determined on the Trade Date].

Key Dates*

Trade Date	April 24, 2008
Settlement Date**	April 30, 2008
Final Valuation Date	April 27, 2010
Maturity Date	April 30, 2010
*	Expected. In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.
**	We expect to deliver the Notes against payment for the Notes on the fourth business day following the trade date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in four business days (t+4), to specify alternative arrangements to prevent a failed settlement.
Security Offerings

We are offering 100% Principal Protection Notes linked to an Asian Currency Basket. On the Final Valuation Date, if the Basket Return, which is linked to the depreciation of the U.S. dollar versus the Basket currencies, is greater than zero, you will receive a single payment at maturity equal to the principal amount of the Notes plus an Additional Amount equal to the principal amount of the Notes multiplied by the product of 140% – 170% (the “Participation Rate”, which will be determined on the Trade Date) and the appreciation of the Basket (that is, the amount by which the Basket Return is greater than zero). If the Basket Return on the Final Valuation Date is below or equal to zero, then you will receive at maturity only the principal amount of the Notes with no additional return. The Notes do not bear interest and are 100% principal protected if held to maturity. The Notes are offered at a minimum investment of $1,000. The CUSIP for the Notes is 902644319 and the ISIN is US9026443195.

See “Indicative Terms” on page 3. The Notes we are offering will have the terms set forth in the accompanying prospectus supplement, the accompanying currency and commodity supplement, the accompanying prospectus and this free writing prospectus. See “Key Risks” beginning on page 6 and the more detailed “Risk Factors” beginning on page PS-7 of the accompanying prospectus supplement relating to the Notes for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this free writing prospectus, or the currency and commodity supplement, or the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS
Per Note	$10.00	$0.20	$ 9.80
Total

UBS Financial Services Inc.	UBS Investment Bank

Additional Information About UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement and a currency and commodity supplement for the various securities we may offer, including the Notes) with the Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Prospectus supplement dated March 7, 2008:

http://www.sec.gov/Archives/edgar/data/1114446/000139340108000148/v104761_695x4-424b2.htm

♦	Currency and Commodity Supplement dated March 7, 2008:

http://www.sec.gov/Archives/edgar/data/1114446/000139340108000145/v104767_695x5-424b2.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to `’UBS,” `’we,” `’our” and `’us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, the `’Notes” refers to the 100% Principal Protection Notes linked to an Asian Currency Basket that are offered hereby. Also, references to the `’prospectus supplement” mean the UBS prospectus supplement titled “Notes Linked to a Currency or Commodity or a Basket Comprised of Currencies or Commodities”, dated March 7, 2008, references to the “currency and commodity supplement” mean the UBS Currency and Commodity Supplement, dated March 7, 2008 and references to `’accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦	You seek an Investment with a return linked to the Basket Currencies.
♦	You believe the value of the U.S. dollar will depreciate relative to the Spot Rates for the Basket Currencies (i.e., the Spot Rates for the Basket Currencies will appreciate relative to the U.S. dollar) over the term of the Notes.
♦	You seek an investment that offers 100% principal protection when the Notes are held to maturity.
♦	You are willing to hold the Notes to maturity and are aware that there may be little to no secondary market for the Notes.
♦	You do not seek current income from this investment.
♦	You are willing to invest in the Notes based on the range indicated for the Participation Rate (the actual Participation Rate will be determined on the Trade Date).

The Notes may not be suitable for you if, among other considerations:

♦	You do not seek an investment with exposure to the Basket Currencies.
♦	You believe the value of the U.S. dollar will appreciate relative to the Spot Rates for the Basket Currencies (i.e., the Spot Rates for the Basket currencies depreciate relative to the U.S. dollar) over the Term of the Notes.
♦	You prefer the lower risk, and therefore, are willing to accept the potentially lower returns of, non-structured fixed income investments with comparable maturities and credit ratings.
♦	You seek current income from your investments.
♦	You are unable or unwilling to hold the Notes to maturity.
♦	You seek an investment for which there will be an active secondary market.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 6 and more detailed “Risk Factors” beginning on page PS-7 of the prospectus supplement relating to the Notes for risks related to an investment in the Notes.

Indicative Terms

Issuer	UBS AG, Jersey Branch
Issue Size	TBD
Issue Price	$10 per Note
Minimum Investment	$1,000 (100 Notes)
Term	2 years
Basket	The Indonesian rupiah (IDR), the Indian rupee (INR), the Malaysian ringgit (MYR) and the Philippine peso (PHP) (each a “Basket Currency” and collectively the “Basket Currencies”).
Basket Currency Weighting	For each Basket Currency as set forth below:
	USD/IDR Spot Rate	25%
	USD/INR Spot Rate	25%
	USD/MYR Spot Rate	25%
	USD/PHP Spot Rate	25%
Participation Rate	140% to 170%. The actual Participation Rate will be determined on the Trade Date.
Principal Protection	100% if held to maturity
Payment at Maturity	At maturity, you will receive a cash payment of $10 for each Note plus the Additional Amount, which may be zero.
Additional Amount	An amount per Note equal to the greater of (a) zero and (b) $10 x Basket Return x Participation Rate
Basket Return	A percentage equal to: Basket Ending Level - Basket Starting Level Basket Starting Level
Basket Starting Level	Set equal to 100 on the Trade Date
Basket Ending Level	The Basket closing level on the Final Valuation Date, equal to 100 × (1 plus the sum of the Weighted Currency Returns)
Weighted Currency Return	For each Basket Currency: Currency Return × Basket Currency Weighting
Currency Return	For each Basket Currency: Initial Spot Rate - Final Spot Rate Initial Spot Rate
Final Spot Rate:	For each Basket Currency, the spot rate for that Basket Currency relative to the U.S. dollar on the Final Valuation Date, determined by the calculation agent as set forth in the prospectus supplement and the currency and commodity supplement. For the determination of the final spot rate of each Basket Currency, respectively, by the calculation agent, see “Non-Deliverable Currencies – Indian rupee (INR)” beginning on page CCS-16 of the currency and commodity supplement, “Non-Deliverable Currencies – Indonesian rupiah (IDR)” beginning on page CCS-17 of the currency and commodity supplement, “Non-Deliverable Currencies – Malaysian ringgit (MYR)” beginning on page CCS-20 of the currency and commodity supplement, and “Non-Deliverable Currencies – Philippine peso (PHP)” beginning on page CCS-22 of the currency and commodity supplement.

Initial Spot Rate	For each Basket Currency, the spot rate for that Basket Currency relative to the U.S. dollar determined by the calculation agent as observed through trades through the Electronic Broking System, Reuters Dealing 3000 and various voice brokers at approximately 4:00 p.m. New York City time on the Trade Date.
Spot Rates on	USD/IDR	TBD
Trade Date	USD/INR	TBD
	USD/MYR	TBD
	USD/PHP	TBD
Coupon Payment	We will not pay you interest during the term of the Notes.
Final Valuation Date	The Final Valuation Date is currently expected on April 27, 2010, unless the calculation agent determines that a market disruption event (as set forth in the prospectus supplement and currency and commodity supplement) occurs or is continuing on any such day. In that event, or if the Final Valuation Date is not a business day, the Final Valuation Date will be the first preceding or first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final valuation date for the Notes be postponed by more than 17 consecutive days.
CUSIP	902644319
ISIN	US9026443195

Determining Payment at Maturity

You will receive the principal amount of your Notes at Maturity and no additional return.

How will your payment at maturity be calculated?

Your payment at maturity will depend on the Basket Ending Level relative to the Basket Starting Level.

♦	If the Basket Ending Level is less than or equal to the Basket Starting Level of 100, you will receive $10 for each $10 principal amount of your Notes. Even if the Basket Ending Level is substantially less than the Basket Starting Level, you will receive this amount at maturity.
♦	If the Basket Ending Level is more than the Basket Starting Level, the following steps are necessary to calculate your payment at maturity:

Step 1: Calculate the Currency Return for each of the Basket Currencies.

The IDR Currency Return is the difference between the USD/IDR Initial Spot Rate and the USD/IDR Final Spot Rate relative to the USD/IDR Initial Spot Rate, expressed as a percentage calculated as follows:

IDR Currency Return  =
USD/IDR Initial Spot Rate – USD/IDR Final Spot Rate

USD/IDR Initial Spot Rate

An increase in the value of the Indonesian rupiah relative to the U.S. dollar is expressed as a decrease in the USD/IDR spot rate.

The INR Currency Return is the difference between the UDS/INR Initial Spot Rate and the USD/INR Final Spot Rate relative to the USD/INR Initial Spot Rate, expressed as a percentage calculated as follows:

INR Currency Return  =
USD/INR Initial Spot Rate – USD/INR Final Spot Rate

USD/INR Initial Spot Rate

An increase in the value of the Indian rupee relative to the U.S. dollar is expressed as a decrease in the USD/INR spot rate.

The MYR Currency Return is the difference between the USD/MYR Initial Spot Rate and the USD/MYR Final Spot Rate relative to the USD/MYR Initial Spot Rate, expressed as a percentage calculated as follows:

MYR Currency Return  =
USD/MYR Initial Spot Rate – USD/MYR Final Spot Rate

USD/MYR Initial Spot Rate

An increase in the value of the Malaysian ringgit relative to the U.S. dollar is expressed as a decrease in the USD/MYR spot rate.

The PHP Currency Return is the difference between the USD/PHP Initial Spot Rate and the USD/PHP Final Spot Rate relative to the USD/PHP Initial Spot Rate, expressed as a percentage calculated as follows:

PHP Currency Return  =
USD/PHP Initial Spot Rate – USD/PHP Final Spot Rate

USD/PHP Initial Spot Rate

An increase in the value of the Philippine peso relative to the U.S. dollar is expressed as a decrease in the USD/PHP spot rate.

Step 2: Calculate the Basket Ending Level.

The Basket Ending Level will be calculated as follows:

100 × (1 + (0.25 × IDR Currency Return) + (0.25 × INR Currency Return) +
(0.25 × MYR Currency Return) + (0.25 × PHP Currency Return))

Step 3: Calculate the Basket Return

Basket Return  =
Basket Ending Level – Basket Starting Level

Basket Starting Level

Step 4: Calculate the Additional Amount

The Additional Amount is an amount per Note equal to the greater of (a) zero and (b) $10 x Basket Return x Participation Rate.

Step 5: Calculate the payment at maturity.

Payment at Maturity per Note = $10 + the Additional Amount

Scenario Analysis and Examples at Maturity

The following scenario analysis for the payment at maturity of the Notes assumes a Participation Rate of 160% and hypothetical Basket Returns from -20% to +20%. The actual participation Rate will be set on the Trade Date.

Hypothetical Performance at Maturity

Principal Protection:	100%
Participation Rate:	160%, if the Basket Return is positive (the actual Participation Rate will be determined on the Trade Date)

Hypothetical Final Basket Value	Percentage Change from the Initial Basket Value	Payment at Maturity in Percentage of Principal Amount	Total Amount Payable at Maturity per Note	Total Rate of Return on Notes
91	–9%	100.00%	$10.00	0.00%
92	–8%	100.00%	$10.00	0.00%
93	–7%	100.00%	$10.00	0.00%
94	–6%	100.00%	$10.00	0.00%
95	–5%	100.00%	$10.00	0.00%
96	–4%	100.00%	$10.00	0.00%
97	–3%	100.00%	$10.00	0.00%
98	–2%	100.00%	$10.00	0.00%
99	–1%	100.00%	$10.00	0.00%
100	0%	100.00%	$10.00	0.00%
101	1%	101.60%	$10.16	1.60%
102	2%	103.20%	$10.32	3.20%
103	3%	104.80%	$10.48	4.80%
104	4%	106.40%	$10.64	6.40%
105	5%	108.00%	$10.80	8.00%
106	6%	109.60%	$10.96	9.60%
107	7%	111.20%	$11.12	11.20%
108	8%	112.80%	$11.28	12.80%
109	9%	114.40%	$11.44	14.40%
110	10%	116.00%	$11.60	16.00%
111	11%	117.60%	$11.76	17.60%
112	12%	119.20%	$11.92	19.20%
113	13%	120.80%	$12.08	20.80%
114	14%	122.40%	$12.24	22.40%
115	15%	124.00%	$12.40	24.00%
116	16%	125.60%	$12.56	25.60%
117	17%	127.20%	$12.72	27.20%
118	18%	128.80%	$12.88	28.80%
119	19%	130.40%	$13.04	30.40%
120	20%	132.00%	$13.20	32.00%

Hypothetical Examples*:

The following payment examples for the Notes show scenarios for the payment at maturity of the Notes, illustrating positive and negative Basket Returns reflecting either correlated or offsetting appreciation and depreciation in the different Basket Currencies. The following examples are, like the above, based on a hypothetical Participation Rate of 160%, as well as hypothetical Initial Spot Rates (the actual value of each of which will be determined on the Trade Date) and for the Final Spot Rates (which will be determined on the Final Valuation Date), for the Basket Currencies, and the Basket Ending Level and Basket Return resulting therefrom. The hypothetical Initial Spot Rate and Final Spot Rate values for the Basket Currencies have been chosen arbitrarily for the purpose of illustration only, are not associated with UBS Research forecasts for any Basket USD/Currency exchange rates and should not be taken as indicative of the future performance of any Basket Currency.

Example 1:

The USD depreciates relative to each of the IDR, INR, MYR and PHP, resulting in a Basket Ending Level of 105 and a Basket Return of 5.00%. With the Participation Rate, the Additional Amount will be $0.80, and, therefore, payment at maturity will equal $10.80 per $10 Note.

Because the Basket Return is 5.00%, which is greater than zero, the Additional Amount is equal to $0.80, and the payment at maturity is equal to $10.80, per $10 Note (a return of 108% per $10 Note), calculated as follows:

$10 + ($10 x 5% x 160%) = $10.80

The table below illustrates how the Basket Ending Level in the above example was calculated:

Basket Currency	Hypothetical Initial Spot Rate	Hypothetical Final Spot Rate	Currency Return	Basket Currency Weighting	Weighted Currency Return
INR	40.15	38.1425	0.0500	25.00%	0.0125
IDR	9190	8730.5	0.0500	25.00%	0.0125
PHP	41.72	39.634	0.0500	25.00%	0.0125
MYR	3.1952	3.03544	0.0500	25.00%	0.0125

Sum of Weighted Currency Returns =	0.0500
Basket Ending Level = 100 (1+ Sum of Weighted Currency Returns) =	105.00

Example 2:

The USD depreciates relative to INR and IDR and appreciates relative to the MYR and PHP, resulting in a Basket ending Level of 100, a Basket Return of 0%, and, therefore, a payment at maturity of $10.00 per $10 Note (zero return).

Because the Basket Return is 0.00%, the Additional Amount is equal to $0, and the payment at maturity is equal to $10.00, per $10 Note (a return of 0.00% per $10 Note), calculated as follows:

$10 + ($10 x 0% x 160%) = $10.00

The table below illustrates how the Basket Ending Level in the above example was calculated:

Basket Currency	Hypothetical Initial Spot Rate	Hypothetical Final Spot Rate	Currency Return	Basket Currency Weighting	Weighted Currency Return
INR	40.15	36.135	0.1000	25.00%	0.0250
IDR	9190	8730.5	0.0500	25.00%	0.0125
PHP	41.72	45.0576	–0.0800	25.00%	–0.0200
MYR	3.1952	3.418864	–0.0700	25.00%	–0.0175

Sum of Weighted Currency Returns =	0.0000
Basket Ending Level = 100 (1+ Sum of Weighted Currency Returns) =	100.00

Example 3:

The USD depreciates relative to the INR and appreciates relative to the MYR, IDR and PHP, resulting in a Basket ending Level of 99.00, a Basket Return of -1.00%, and, therefore, a payment at maturity of $10.00 per $10 Note (zero return).

Because the Basket Return is -1.00%, which is less than zero, the Additional Amount is equal to $0.00, and the payment at maturity is equal to $10.00, per $10 Note (a return of 0.00% per $10 Note), calculated as follows:

$10 + ($10 x 0% x 160%) = $10.00

The table below illustrates how the Basket Ending Level in the above example was calculated:

Basket Currency	Hypothetical Initial Spot Rate	Hypothetical Final Spot Rate	Currency Return	Basket Currency Weighting	Weighted Currency Return
INR	40.15	36.135	0.1000	25.00%	0.0250
IDR	9190	9833.3	–0.0700	25.00%	–0.0175
PHP	41.72	42.5544	–0.0200	25.00%	–0.0050
MYR	3.1952	3.35496	–0.0500	25.00%	–0.0125

Sum of Weighted Currency Returns =	–0.0100
Basket Ending Level = 100 (1+ Sum of Weighted Currency Returns) =	99.00
*	For an initial investment of $1,000 your Payment at Maturity should be multiplied by 100.

Hypothetical Historical Basket Ending Level

The following chart shows the hypothetical Basket Ending Level at the end of each month in the period from the month ending February 28, 1998 through the month ending March 27, 2008 using a Basket Ending Level indexed to 100 on March 27, 2008 based upon Initial Spot Rates determined on that day. As of March 27, 2008, at approximately 4:00 p.m., the USD/IDR spot rate was 9190, the USD/INR spot rate was 40.15, the USD/MYR spot rate was 3.1952 and the USD/PHP spot rate was 41.72. The actual value of each Initial Spot Rate will be determined on the Trade Date. The Basket Ending Level for any prior day was obtained by using the formula for the calculation of the Basket Ending Level described above. For purposes of the Notes and the determination of the Additional Amount (if any), the Basket Starting Level will be indexed to 100 on the Trade Date. The hypothetical historical performance of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the Basket Level on any given day.

Historical performance is not indicative of future performance. There can be no assurance that the performance of the individual Basket currencies in the 1998 – 2008 periods to date will be repeated in whole or in part.

Key Risks
♦	Market risk — The return on the Notes at maturity is linked to the performance of the Basket Currencies relative to U.S. dollar, and will depend on whether, and the extent to which, such currencies appreciate against the U.S. dollar. The Basket Return will be based on the performance of the U.S. dollar versus each of the Basket Currencies during the term of the Notes. The value of the Basket will be affected by movements in the value of the Basket Currencies against the dollar.
♦	No interest payments — You will not receive interest payments on the Notes over the term of the Notes.
♦	Changes in the levels of the Basket Currencies may offset each other — The Notes are linked to a weighted Basket composed of the Basket Currencies. At a time when the level of one or more currencies in the Basket increases, the level of one or more currencies in the Basket may not increase as much or may even decline. Therefore, in calculating the Basket Ending Level, increases in the level of one or more of the currencies in the Basket may be moderated, or offset, by lesser increases or declines in the level of one or more currencies in the Basket.
♦	The amount you receive at maturity may result in a yield that is less than the yield on a standard debt security of comparable maturity — The amount you receive at maturity may result in a yield that is less than the return you could earn on other investments. For example, your yield may be lower than the yield you would earn if you bought a standard United States dollar-denominated senior non-callable debt security of UBS with the same stated maturity date.
♦	There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any Securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss.
♦	Principal protection only applies if you hold the Notes to maturity — You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a significant discount and will not benefit of principal protection from any decline in the value of the Basket as expressed by changes in the Spot Rates for the Basket Currencies.
♦	Credit of UBS — An investment in the Notes is subject to the creditworthiness of UBS and the actual and perceived creditworthiness of UBS may affect the market value of the Notes.
♦	Owning the Notes is not the same as owning Indonesian rupiah, Indian rupee, Malaysian ringgit and Philippine peso — The return on your Notes may not reflect the return you would realize if you actually purchased Indonesia rupiah, Indian rupee, Malaysian ringgit and Philippine pesos.

♦	The market value of the Notes may be influenced by unpredictable factors — The market value of your Notes may fluctuate between the date you purchase them and the Final Valuation Date when the calculation agent will determine your payment at maturity. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the USD/IDR spot rate, the USD/INR spot rate, the USD/MYR spot rate and the USD/PHP spot rate on any day will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:
♦	supply and demand for the Notes, including inventory positions held by UBS Securities LLC, UBS Financial Services Inc. or any other market maker;
♦	Indonesian rupiah, Indian rupee, Malaysian ringgit, Philippine peso and U.S. dollar interest rates;
♦	the time remaining to the Final Valuation Date;
♦	the creditworthiness of UBS; and
♦	volatility of the USD/IDR spot rate, the USD/INR spot rate, the USD/MYR spot rate and the USD/PHP spot rate.
♦	The USD/IDR spot rate, the USD/INR spot rate, the USD/MYR spot rate and the USD/PHP spot rate will be influenced by unpredictable factors which interrelate in complex ways — The USD/IDR spot rate, the USD/INR spot rate, the USD/MYR spot rate and the USD/PHP spot rate are a result of the supply of, and demand for, each currency. Changes in the foreign exchange rate may result from the interactions of many factors, including economic, financial, social and political conditions in the United States, Indonesia, India, Malaysia and the Philippines. These conditions include, for example, the overall growth and performance of the economies of the United States, Indonesia, India, Malaysia and the Philippines, the relative strength of, and confidence in, the U.S. dollar, the trade and current account balance between the United States, Indonesia, India, Malaysia and the Philippines, market interventions by the Federal Reserve Board or the respective central banks of Indonesia, India, Malaysia and the Philippines, inflation and expected rates of future inflation, interest rate levels, the performance of the stock markets in the U.S., Indonesia, India, Malaysia and the Philippines, the stability of the government of the United States and the governments of Indonesia, India, Malaysia and the Philippines and their respective banking systems, the structure of and confidence in the global monetary system, wars in which the United States, Indonesia, India, Malaysia and the Philippines are directly or indirectly involved or that occur anywhere in the world, major natural disasters in the United States, Indonesia, India, Malaysia and the Philippines, and other foreseeable and unforeseeable global or regional economic, financial, political, judicial or other events.

Certain relevant information relating to Indonesia, India, Malaysia and the Philippines may not be as well known or as rapidly or thoroughly reported in the United States as comparable to United States developments. Prospective purchasers of the Notes should be aware of the possible lack of availability of important information that can affect the value of the Basket Currencies and must be prepared to make special efforts to obtain such information on a timely basis.

It is not possible to predict the aggregate effect of all or any combination of these factors. Your Notes are likely to trade differently from the market price of the Basket Currencies, and changes in the market price of the Basket Currencies are not likely to result in comparable changes in the market value of your Notes.

♦	The liquidity, trading value and amounts payable under the Notes could be affected by the actions of sovereign governments of the United States and Indonesia, India, Malaysia and the Philippines — Exchange rates of most economically developed nations, including the United States, are “floating,” meaning they are permitted to fluctuate in value relative to the U.S. dollar. However, governments of other nations, from time to time, do not allow their currencies to float freely in response to economic forces. Governments, including Indonesia’s, India’s, Malaysia’s and the Philippines’, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments of Indonesia’s, India’s, Malaysia’s and the Philippines’ which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of the issuance of a replacement currency or in the event of other developments affecting the Indonesian rupiah, Indian rupee, the Malaysian ringgit, the Philippine peso, and the U.S. dollar or any other currency.
♦	Legal and regulatory risks — Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Basket and, consequently, on the value of the Notes.
♦	Currency markets may be volatile — Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. The liquidity, trading value and amount payable under the Notes could be affected by action of the governments of Indonesia, India, Malaysia and the Philippines. These factors may affect the values of the component currencies reflected in the Basket and the value of your Notes in varying ways, and different factors may cause the values of the underlying currencies, as well as the volatility of their prices, to move in inconsistent directions at inconsistent rates.

Market Disruption:  If a Basket Currency is no longer available due to the imposition of exchange controls or other circumstances beyond Issuer’s control or is no longer used for settlement of transactions by financial institutions in the international banking community or the foreign exchange market, or if there is no spot exchange rate for the applicable currency pair, the calculation agent, will make its determinations hereunder in good faith and in a commercially reasonable manner taking into consideration all available information that in good faith it deems relevant.

Substitute Currency:  If a Basket Currency is converted into, or there is substituted for the currency, another currency (the “New Currency”) pursuant to applicable law or regulation (the “Relevant Law”), such currency in the currency pair shall be substituted for the New Currency at the conversion rate prescribed in the Relevant Law at the time of such substitution.

Emerging Markets Risk:  One of the Basket Currencies may be an emerging market currency. The possibility exists of significant changes in rates of exchange between a non emerging market currency and an emerging market currency or between emerging market currencies and the possibility of the imposition or modification of exchange controls by either the U.S. or a foreign government. Such risks generally depend on economic and political events over which Issuer has no control and such risks may be more pronounced in connection with emerging market currencies. Governments in emerging market countries have imposed from time to time, and may in the future impose, exchange controls which could affect exchange rates as well as the availability of a currency at the time of payment. You must be willing to accept that fluctuations in spot exchange rates involving one or more emerging market currencies that have occurred in the past are not necessarily indicative of fluctuations that can occur during the term of this investment and that the volatility inherent in emerging market currency transactions could significantly affect the overall return on the investment.

Malaysia.  The exchange rate between the Malaysian ringgit and the U.S. dollar is primarily affected by the supply and demand for the two currencies, but is also heavily influenced by the actions of the central bank of Malaysia, Bank Negara Malaysia (“BNM”). The Malaysian ringgit was heavily impacted by the Asian financial crisis of 1997/1998. In the wake of the market driven devaluation, the Malaysian government announced that it would peg the Malaysian ringgit to the U.S. dollar. This peg remained in place until July 2005 when the Malaysian government announced it was removing the peg and would allow the Malaysian ringgit to operate in a managed float. The BNM monitors the exchange rate for the Malaysian ringgit against a basket of currencies. The components of the basket are not disclosed. Factors that might affect the Malaysian government’s policy with respect to the Malaysian ringgit include the extent of Malaysia’s foreign currency reserves, the monetary policy of neighboring regional powers such as China, the balance of payments, the extent of governmental surpluses and deficits, the size of Malaysia’s debt service burden relative to the economy as a whole, regional hostilities, terrorist attacks or social unrest, and political constraints to which Malaysia may be subject.

Republic of India.  The Indian government has pursued policies of economic liberalization and deregulation, but the government’s role in the economy has remained significant. The Indian government allows the exchange rate to float freely, without a fixed target or band, but may intervene when it deems necessary to preserve stability. It also has the ability to restrict the conversion of rupees into foreign currencies, and, under certain circumstances, investors that seek to convert rupees into foreign currency must obtain the approval of the Reserve Bank of India. If the Indian government prevents the Indian rupee from floating freely in order to preserve stability, or if the Indian government, with the approval of the Reserve Bank of India, restricts the conversion of rupees into foreign currencies, the exchange rate of the Indian rupee relative to the U.S. dollar may be adversely impacted.

Indonesia.  From 1977 to 1997, the Indonesian government maintained a managed floating exchange rate system under which the Indonesian rupiah was linked to a basket of currencies. In 1997, the Indonesian rupiah depreciated significantly during the Asian currency crisis and the Indonesian government subsequently abandoned its trading band policy and permitted the Indonesian rupiah to float without an announced level at which the government would intervene. The Indonesian government continues to intervene in the foreign exchange market and to impose restrictions on certain foreign exchange transactions and dealings. Factors that might affect the Indonesian government’s policy with respect to the Indonesian rupiah include the extent of Indonesia’s foreign currency reserves, the balance of payments, the extent of governmental surpluses and deficits, the size of Indonesia’s debt service burden relative to the economy as a whole, regional hostilities, terrorist attacks or social unrest, and political constraints to which Indonesia may be subject.

Philippines.  The Philippine peso has been a floating currency since the mid-1960s. Between 1996 and 2001, the Philippine peso depreciated significantly during and following the Asian financial crisis, and beginning in 2000, the Philippine Central Bank (the Bangko Sentral) began implementing a series of measures to curb foreign exchange speculation and foreign exchange volatility, including requiring a minimum holding period for foreign investments in peso time deposits and establishing documentary requirements for foreign exchange forward and swap transactions. The current administration has also continued to experience domestic political instability, including terrorist activity and attempted coups. Factors that might affect the Philippine government’s policy with respect to the Philippine peso include the extent of the Philippine’s foreign currency reserves, the balance of payments, the extent of governmental surpluses and deficits, the size of Philippine’s debt service burden relative to the economy as a whole, regional hostilities, terrorist attacks or social unrest, and political constraints to which the Philippines may be subject.

♦	The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

♦	The inclusion of commissions, compensation and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices — Assuming no change in market conditions or any other relevant factors, the price, if any, at which UBS Securities LLC or its affiliates are willing to purchase the notes in secondary market transactions will likely be lower than the initial public offering price, since the initial public offering price included, and secondary market prices are likely to exclude, commissions or other compensation paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by UBS Securities LLC or its affiliates, as a result of dealer discounts, mark-ups or other transactions.
♦	Historical performance of the USD/IDR spot rate, the USD/INR spot rate, the USD/MYR spot rate and the USD/PHP spot rate should not be taken as an indication of its future performance of the Basket Currencies during the term of the Notes — It is impossible to predict whether any of the USD/IDR spot rate, the USD/INR spot rate, the USD/MYR spot rate or the USD/PHP spot rate will rise or fall. The USD/IDR spot rate, the USD/INR spot rate, the USD/MYR spot rate and the USD/PHP spot rate will be influenced by complex and interrelated political, economic, financial and other factors.
♦	Trading and other transactions by UBS or its affiliates in the foreign exchange and currency derivative market may impair the value of the Notes — We or one or more of our affiliates may hedge our foreign currency exposure from the Notes by entering into foreign exchange and currency derivative transactions, such as options or futures on exchange-traded funds. Our trading and hedging activities may affect the USD/IDR spot rate, the USD/INR spot rate, the USD/MYR spot rate and the USD/PHP spot rate and make it less likely that you will receive a return on your investment in the Notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

We or our affiliates may also engage in trading in instruments linked to the USD/IDR spot rate, the USD/INR spot rate, the USD/MYR spot rate and the USD/PHP spot rate on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. UBS or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the USD/IDR spot rate, the USD/INR spot rate, the USD/MYR spot rate and the USD/PHP spot rate. By introducing competing products into the marketplace in this manner, UBS or its affiliates could adversely affect the market value of the Notes.

♦	There are potential conflicts of interest between you and the calculation agent — Our affiliate, UBS Securities LLC, will serve as the calculation agent. UBS Securities LLC will, among other things, decide the amount paid out to you on the Notes at maturity. For a fuller description of the calculation agent’s role, see “General Terms of the Securities — Role of Calculation Agent” on page PS-24 of the prospectus supplement. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Basket Currencies has occurred or is continuing on a day when the calculation agent will determine the Basket Ending Level for a particular Basket Currency. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the Notes and your payment at maturity, the calculation agent may have a conflict of interest if it needs to make any such decision.
♦	The business activities of UBS or its affiliates may create conflicts of interest — We and our affiliates expect to engage in trading activities related to the Indonesian rupiah, Indian rupee, Malaysian ringgit and the Philippine peso currencies that are not for the account of holders of Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests of UBS and its affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions for their customers and in accounts under their management.
♦	Potentially inconsistent research, opinions or recommendations by UBS — We and our affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes. Any such research, opinions or recommendations could affect the level of the Basket to which the Notes are linked or the value of the Notes.
♦	You must rely on your own evaluation of the merits of an investment linked to the Basket Currencies — In the ordinary course of business, UBS or one or more of its affiliates from time to time expresses views on expected movements in foreign currency exchange rates. These views are sometimes communicated to clients who participate in currency exchange markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in foreign currencies may at any time have significantly different views from views of UBS or those of its affiliates. For reasons such as these, UBS believes that most investors in currency exchange markets derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the currency exchange markets and not rely on views which may be expressed by UBS or its affiliates in the ordinary course of business with respect to future currency exchange rate.
♦	Even though the Indonesian rupiah, the Indian rupee, the Malaysian ringgit, the Philippion peso and the U.S. dollar are traded around-the-clock, if a secondary market develops, the Notes may trade only during regular trading hours in the United States — The spot market for the Indonesian rupiah, the Indian rupee, the Malaysian ringgit, the Philippion peso and the U.S. dollar is a global, around-the-clock market. Therefore, the hours of trading for the Notes may not conform to the hours during which the Indonesian rupiah, the Indian rupee, the Malaysian ringgit, the Philippion peso and the U.S. dollar are traded. To the extent that U.S. markets are closed while the markets for the Indonesian rupiah, the Indian rupee, the Malaysian ringgit, the Philippion peso and the U.S. dollar remain open, significant price and rate movements may take place in such markets that will not be reflected immediately in the price of the Notes on such exchange.

♦	The payment formula for the Notes will not take into account all developments in the Basket Currencies — Changes in the Basket Currencies during the term of the Notes before the Final Valuation Date may not be reflected in the calculation of payment at maturity. Generally, the calculation agent will calculate the payment at maturity by comparing only the Basket Starting Level on the Trade Date and the Basket Ending Level on the Final Valuation Date. No other levels will be taken into account. As a result, the Basket Return may be less than zero even if the Basket Currencies have moved favorably at certain times during the term of the Notes before moving to an unfavorable level relative to the Basket Staring Level on the Final Valuation Date.
♦	The calculation agent can accelerate or postpone the determination of the Basket Ending Level and the Maturity Date, if a market disruption event occurs on the Final Valuation Date — If the calculation agent determines that a market disruption event has occurred or is continuing on the Final Valuation Date, the Final Valuation Date will be accelerated or postponed until the first business day on which no market disruption event occurs or is continuing. If such an acceleration or postponement occurs, then the calculation agent will instead use the relevant level of the Basket on the first business day after that day on which no market disruption event occurs or is continuing. In no event, however, will the Final Valuation Date be postponed by more than 17 consecutive days. As a result, the Maturity Date for the Notes could also be accelerated or postponed.

If the Final Valuation Date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the Final Valuation Date. If the level of the Basket is not available on the last possible day that qualifies as the Final Valuation Date, either because of a market disruption event or for any other reason, the calculation agent will make a good faith estimate in its sole discretion of the level of the Basket that would have prevailed in the absence of the market disruption event or such other reason. See ``General Terms of the Notes — Market Disruption Event” on page PS-20 of the prospectus supplement.

You are urged to review `’Risk Factors” in the prospectus supplement related to this offering for a more detailed description of the risks related to an investment in the Notes.

What are the tax consequences of the Notes?

The tax treatment of your Notes is described under “1. Notes Treated as Long-Term Contingent Payment Debt Obligations” in “Supplemental U.S. Tax Considerations” on page PS-27 of the prospectus supplement. Some of the tax consequences of your investment in the Notes are summarized below, but we urge you to read the more detailed discussion in the prospectus supplement.

In the opinion of Sullivan & Cromwell LLP, the Notes will be treated as a debt instrument subject to special rules governing contingent payment obligations for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. These rules are applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in respect of the Notes prior to your receipt of cash attributable to that income. Your cost basis in the Notes will be increased by the amount you are required to include in income.

We have determined the comparable yield for the Notes is equal to •  % per annum, compounded semiannually, with a projected payment at maturity of $•   based on an investment of $10. Based upon this comparable yield, if you are an initial holder that holds a Note until the scheduled maturity and you pay your taxes on a calendar year basis, you would generally be required to pay taxes on the following amounts of ordinary income from the Note each year: $•   in 2008, $•   in 2009 and $•   in 2010. However, if the amount you receive at maturity is greater than $•  , you would be required to make a positive adjustment and increase the amount of ordinary income that you recognize in 2010 by an amount that is equal to such excess. Conversely, if the amount you receive at maturity is less than $•  , you would be required to make a negative adjustment and decrease the amount of ordinary income that you recognize in 2010 by an amount that is equal to such difference. If the amount you receive at maturity is less than $•  , then you would recognize a net ordinary loss in 2010 in an amount equal to such difference. This comparable yield is neither a prediction nor a guarantee of what the actual payment you receive will be, or that the actual payment you receive will even exceed the full principal amount.

You are required to use the comparable yield and projected payment schedule set forth above in determining your interest accruals in respect of the Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of December 31, 2007 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	405,220	357,457
Total Debt	405,220	357,457
Minority Interest(2)	6,951	6,132
Shareholders’ Equity	35,585	31,391
Total capitalization	447,756	394,979
(1)	Includes Money Market Paper and Medium Term Securities as per Balance Sheet position based on remaining maturities.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.88213 (the exchange rate in effect as of December 31, 2007).

The returns on UBS structured products are linked to the performance of the relevant underlying asset or index. Investing in a structured product is not equivalent to investing directly in the underlying asset or index. Before investing, you should carefully read the detailed explanation of risks, together with other information in the relevant offering materials discussed below, including but not limited to information concerning the tax treatment of the investment. UBS AG has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents UBS AG has filed with the SEC for more complete information about UBS AG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or by calling toll-free 1-800-657-9836.